Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 4/12/01

QUESTION
--------
Regarding any layoffs due to the merger, will seniority be a type of "security blanket" against being laid off?

ANSWER
------
Length of service, or "seniority", is an important factor that is considered when layoffs are contemplated. After all, keeping your most experienced people just makes sense. However, other things are considered as well, such as specific skill sets that are needed and individual job performance. The only exception would be if there were to be a reduction in force in a unionized location where the contract specifically states that layoffs are based solely on seniority.


QUESTION
--------
How soon will the company layoffs start occurring?

ANSWER
------
The Company is committed to making decisions regarding layoffs in a fair and impartial manner. Factors that will be considered in making staffing decisions include performance history, skill sets, experience, seniority and willingness to relocate if necessary. The timing of layoffs is dependent on the results of continued due diligence, and no decisions will be made until after closing, which is expected to occur in late summer of 2001. Remember too that when layoff decisions are made, associates will be given a minimum of two months' notice.


QUESTION
--------
When will the merger be completed? Has the Federal Trade Commission approved the merger?

ANSWER
------
The closing of the merger is expected to occur in late summer of 2001. No, the FTC has not yet approved the merger. AmeriSource and Bergen filed a Premerger Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission and the Antitrust Division of the Department of Justice. The Hart-Soctt-Rodino waiting period for this filing expires May 7, 2001, unless it is terminated prior to such date or extended by a request for additional information and documentary material by either of such agencies. Termination or expiration of the waiting period is a condition to consummation of the business combination. AmeriSource and Bergen expect that there will be a request for additional information, thereby extending the timer period in completing the merger to late summer of 2001.

QUESTION
--------
I understand that Directors and Vice Presidents each have severance packages different than that published on TAO. Can you elaborate?

ANSWER
------
Yes, directors and above have a different severance package than what is published in the layoff severance policy. However, it is a confidential package whose availability is restricted to affected associates.


QUESTION
--------
I came to Bergen from a company that went through a merger. At that company I was responsible for the merging of two large departments. Who can I contact to offer my skills in merging cultures?

ANSWER
------
Please feel free to contact Carol Scherman, EVP Human Resources, at the General Office in Orange. Carol can be reached at (714) 385-4326 or through e-mail at Carol.Scherman@Bergenbrunswig.com.


QUESTION
--------
It is mentioned that AmeriSource has a "host computer for centralized processing". Is this to say that contract changes implemented will occur in real time?

ANSWER
------
Until due diligence is completed either by Information Resources or the Contracts department, it is too early to answer this question.


QUESTION
--------
No question. Just want to say that the communication is very much appreciated. Thank you.


QUESTION
--------
Does AmeriSource have their own drivers? If so, where and how many? And do they have a fleet?

ANSWER
------
AmeriSource has 480 drivers operating out of distribution centers in Boston, Johnson City, Orlando, Birmingham, Paducah, Louisville, Mishawaka, Toledo, St. Joseph, and Joplin. AmeriSource has a total of 14 freight forwarding facilities.

QUESTION
--------
How will the value of the new company's stock be determined? If AAS is at $55.00 at the time of approval, will it dictate the beginning value/trading price that then the BBC .37 will be a function of? For example $55.00 x .37 = $20.35?

ANSWER
------
Yes, you have answered your own question. The price of AmeriSource on the day of the closing will be the price of the new Company's stock. The value of a BBC share will be the AmeriSource price multiplied by the conversion ratio of .37.


QUESTION
--------
What happens to 401k loan balances if you are not laid off and there is a new 401k administrator?

ANSWER
------
If and when there is a new 401k administrator, we will require the new administrator to honor existing loan balances for active associates.


QUESTION
--------
What happens to contractual agreements with buying groups held by Bergen if AmeriSource holds 51% ownership?

ANSWER
------
Bergen and AmeriSource are committed to their existing customer agreements. However, some customer contracts have "change of control" language that give the customer choice about completing the contract period with a "new or merged" company. We believe those customers, if satisfied with their relationship with Bergen or AmeriSource, will want to continue their relationship with the new company, just as we would like. Remember that the key to the new company's success will be our relationships with our customers. Following through on the commitments we made, as independent companies will be the most important part of customers choosing to stay with AmeriSource-Bergen Corporation.


QUESTION
--------
If we receive a job offer in the new company that requires a transfer to another state and we decline the offer, will we still get a severance package?

ANSWER
------
If your position is eliminated and you are offered an equivalent position or a new position that requires a transfer to another state and you decline the offer, yes, you will be offered a severance package.

QUESTION
--------
Can you tell me when the formal announcement of the South Bend distribution center closing will be made and does the merger have any effect on this?

ANSWER
------
The formal announcement of the South Bend distribution closing has been made - it is scheduled to close on June 1, 2001. The merger does not have any effect on the South Bend closing.


QUESTION
--------
Could you explain BBC's Rule of 80 health plan?

ANSWER
------
The following answer is from our Benefits Handbook under the "Rule of 80" section.

If you retire early and the sum of your age plus your years of continuous service with Bergen Brunswig Corporation equals at least 80, medical coverage based on BBC's Traditional Plan will be continued for you, your spouse and qualified dependent children, if enrolled, until your 65th birthday. If your spouse has already reached 65 years of age, then coverage for your spouse will not be available. If enrolled as an active associate, you may elect to continue your dental and vision coverage at your cost through COBRA (except where included in an HMO). Your COBRA coverage will be in effect as long as you make premium payments.

If you are enrolled in an HMO as an active associate, then your HMO coverage will be continued for you and your eligible dependents until you reach 65 years of age.

If your spouse is not yet 65 when you turn 65, your spouse and dependent children will be eligible for all benefits under COBRA.

If you should die after retirement but prior to age 65, this coverage will be continued for your spouse and dependent children until the date you would have been age 65. The cost of this coverage will be paid by the Company (excluding dental and vision coverage, except where included in an HMO). Contact the J. P. Farley corporation for more information on COBRA coverage.

Domestic Partners and their children will not be covered as dependents under the Rule of 80 plan.


QUESTION
--------
Can you borrow money through AmeriSource's 401k plan?

ANSWER
------
Yes, AmeriSource's 401k plan has a loan provision.

QUESTION
--------
If the FTC (Federal Trade Commission) does not contest the merger, at what point do the shareholders vote for the merger to become final? Is the deadline of May 7 for the FTC to contest?

ANSWER
------
Once the FTC approves the merger, shareowners meetings for both AmeriSource and Bergen will be scheduled. Again, we anticipate a closing of the transaction in late summer, 2001. Therefore, the shareowners meetings will take place in the same time frame as the anticipated closing.

The May 7 date is related to the Hart-Scott-Rodino filing. Please see previous question and answer regarding the FTC.






Forward-Looking Statements
--------------------------
The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------
In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation
----------------------------
AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.